UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of March, 2013

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                  Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 22, 2013, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that at the CEMEX Ordinary Shareholder’s Meeting held on March 21, 2013, members of CEMEX’s Board of Directors, as well as the members of the Audit, Corporate Practices and Finance committees, were elected as follows:

BOARD OF DIRECTORS
LORENZO H. ZAMBRANO TREVIÑO	Non-Independent Director (Criteria: Relevant Corporate Officer)
ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Criteria: Third degree blood relative of the CEO)
TOMAS MILMO SANTOS	Non-Independent Director (Criteria: Fourth degree blood relative of the CEO)
ARMANDO J. GARCIA SEGOVIA	Independent Director
RODOLFO GARCIA MURIEL	Independent Director
ROBERTO LUIS ZAMBRANO VILLARREAL	Independent Director
DIONISIO GARZA MEDINA	Independent Director
JOSE MANUEL RINCON GALLARDO PURON	Independent Director
RAFAEL RANGEL SOSTMANN	Independent Director
FRANCISCO JAVIER FERNANDEZ CARBAJAL	Independent Director

LORENZO H. ZAMBRANO TREVIÑO and RAMIRO GERARDO VILLARREAL MORALES are elected President and Secretary of the Board of Directors of CEMEX, respectively, the latter not being a member of the Board of Directors.

AUDIT COMMITTEE
ROBERTO LUIS ZAMBRANO VILLARREAL	President
JOSÉ MANUEL RINCÓN GALLARDO PURON
RAFAEL RANGEL SOSTMANN

CORPORATE PRACTICES COMMITTEE
DIONISIO GARZA MEDINA	President
FRANCISCO JAVIER FERNANDEZ CARBAJAL
RAFAEL RANGEL SOSTMANN

FINANCE COMMITTEE
ROGELIO ZAMBRANO LOZANO	President
TOMAS MILMO SANTOS
RODOLFO GARCÍA MURIEL
FRANCISCO JAVIER FERNANDEZ CARBAJAL

RAMIRO GERARDO VILLARREAL MORALES will act as Secretary of each of the Audit, Corporate Practices and Finance committees without being a member of the aforementioned committees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 22, 2013	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller